October 22, 2008

Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

Attention:	William H. Thompson
Sondra Snyder
Robyn Manuel

Re: Harry & David Holdings, Inc.

Form 10-K for Fiscal Year Ended June 30, 2007

Filed September 14, 2007

Commission File No. 333-127173

Dear Mr. Thompson, Ms. Snyder and Ms. Manuel:

The following sets forth the responses of Harry & David Holdings, Inc. (the “Company”) to the comment included in the Staff’s letter dated September 19, 2008 with respect to the above-referenced Annual Report on Form 10-K. For your convenience, we have included the Staff’s comment in the body of this letter and have provided the Company’s responses thereto immediately following each comment.

Note 10 – Stock Option Plan, page F-22

1. Staff Comment- We reviewed your response to comment one in our letter dated September 9, 2008. We also reviewed the related disclosures included on page F-23 of Form 10-K filed September 19, 2008. Based on these disclosures, it appears you may have changed your methodology for estimating the expected term of option grants, particularly starting in the fiscal year ended June 30, 2008. Please tell us how you computed the expected term assumption for the fiscal year ended June 30, 2008, and explain any differences between this methodology and the methodology employed in prior periods. Also tell us the reasons for the change in methodology and why the prior period computations were also correct and do not require revision. Notwithstanding the preceding, please revise your disclosure in future filings to include a discussion of the method used to incorporate the contractual term of the options and the employees’ expected exercise and post-vesting employment termination behavior into the expected term assumption and fair value of the options. Refer to paragraph A240.e.2.a. of SFAS 123R.

Response to Staff Comment- Our response to your comment in our letter dated September 9, 2008 was applicable only to the option grants made prior to June 30, 2007. Our disclosure in the Form 10-K filed on September 19, 2008 describes the expected term assumption for our fiscal 2008 grants, stating “the expected term is derived from the time between the date of final vesting and the expiration of the option.” Of the 1,539 options granted in fiscal 2008, the majority, or 914 options, contained a vesting period substantially shorter (i.e., 7 months) than stock options granted in all previous years. As such, we did not believe the most accurate measure of the expected term for these options would be the vesting period, as it is with all of our prior grants. Utilizing the same rationale described in our response letter dated September 9, 2008, we selected a term between the vesting date (June 2008) and the contractual expiration of the option, which we felt reflected a consistent methodology utilized for previous grants. While we utilized the same assumption for the remaining 625 options granted in fiscal 2008 (which have vesting schedules similar to our prior option grants), the difference in the calculated expense would be immaterial had we utilized the vesting date for the expected term assumption. For the Staff’s reference the total 1,539 options granted in fiscal 2008, calculated in accordance with the methodology set forth above, had a pre-forfeiture SFAS 123R expense of approximately $50,000. Further, as the relevant facts and circumstances relating to the vesting provisions of the majority of the fiscal 2008 grants were substantially different than those in previous years, we believe our prior period computations and the associated assumptions are correct.

In future filings we will clarify our expected term assumption and will disclose whether we utilize the final vesting date or a term derived between the vesting period and the contractual expiration based on the relevant facts and circumstances of each grant. We will refer to paragraph A240.e.2.a. of SFAS 123R in determining the appropriate disclosures.

In responding to your comment, please be advised the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions regarding our responses, please contact me at 541-864-2164.

Sincerely,

/s/ Stephen V. O’Connell

Stephen V. O’Connell

Chief Financial Officer and Chief Administrative Officer

Cc:	William H. Williams, Harry & David Holdings
Robert Bluth, Harry and David
Meredith L. Deutsch, Jones Day
Mark Cruzan, Ernst & Young LLP